Aqua Power Systems Inc 2180 Park Ave North, Suite 200 Winter Park, FL 32789

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

July 13, 2023

On February 17, 2023, Aqua Power Systems Inc. filed a Form S-1 registered offering (File Number 333-269866) with the Securities and Exchange Commission.

At this time, we would like to formally withdraw the registration statement.

Thank you,

/s/ Stephen Carnes

Stephen Carnes, Director

Aqua Power Systems, Inc.